UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Fourth Quarter and Fiscal Year 2025 Financial Results

GMV & Revenue (Q4): GMV +17.2% (10.0% FXN) and subscription revenue +12.2% (5.4% FXN)

Enterprise Focus (FY25): US$250k+ ARR customers reached 158; cohort revenue +13.4% (14.5% FXN)

Global Expansion (FY25): Global Markets1 (US/Europe-led) subscription revenue +21.6% (19.2% FXN)

Profitability (Q4): Non-GAAP income from operations +31.8% to US$16.2 million (23.8% margin)

NEW YORK, February 26, 2026 – VTEX (NYSE: VTEX), the backbone for connected commerce, today announced results for the fourth quarter and fiscal year 2025 ended December 31, 2025. VTEX results have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as well as the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “2025 marked a pivotal year in which we deliberately evolved VTEX into a multi-product, AI-driven commerce platform. Despite a challenging environment, our disciplined execution resulted in record profitability. We chose structural transformation over incremental steps, reinvesting a portion of our productivity gains into higher R&D to accelerate B2B digitization, Retail Media and AI, and to deepen our value with top-tier customers. The continued expansion of our US$250k+ ARR customer base validates our enterprise strategy and reinforces our confidence as we continue scaling globally.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “Throughout 2025, we strengthened the growth levers that will power our next phase: global expansion, B2B, Retail Media, and AI. Global Markets delivered 22% subscription revenue growth for the year, supported by enterprise traction and growing B2B adoption. Meanwhile, Retail Media is evolving from pilot to core engine, and our AI-first approach is already delivering measurable customer outcomes while improving our own operating efficiency. With disciplined execution and a long-term vision, we are positioning VTEX as the backbone for connected commerce that enterprises will rely on to operate and scale in an increasingly AI-driven landscape.”

Fourth Quarter 2025 Financial Highlights

•
GMV reached US$6.3 billion in the fourth quarter of 2025, representing a YoY increase of 17.2% in USD and 10.0% on an FX neutral basis.
•
Total revenue increased to US$68.0 million in the fourth quarter of 2025 from US$61.5 million in the fourth quarter of 2024, representing a YoY increase of 10.5% in USD and 3.8% on an FX neutral basis.
•
Subscription revenue represented 98.1% of total revenue, reaching US$66.7 million in the fourth quarter of 2025, from US$59.4 million in the fourth quarter of 2024. This represents a YoY increase of 12.2% in USD and 5.4% on an FX neutral basis.
•
Non-GAAP subscription gross profit was US$54.6 million in the fourth quarter of 2025, compared to US$46.9 million in the fourth quarter of 2024, representing a YoY increase of 16.5% in USD and 8.3% on an FX neutral basis.
o
Non-GAAP subscription gross margin was 81.8% in the fourth quarter of 2025, compared to 78.8% in the same quarter of 2024.

1 Formerly reported as Rest of the World

•
Non-GAAP income from operations was US$16.2 million during the fourth quarter of 2025, compared to a Non-GAAP income from operations of US$12.3 million in the same quarter of 2024.
•
Non-GAAP net income was US$13.9 million during the fourth quarter of 2025, compared to a non-GAAP net income of US$11.2 million in the same quarter of 2024.
•
Non-GAAP free cash flow was US$11.1 million during the fourth quarter of 2025, compared to a Non-GAAP free cash flow of US$12.1 million in the same quarter of 2024.
•
As of December 31, 2025, our total headcount was 1,139, decreasing 7.7% QoQ and 16.7% YoY.
•
During the fourth quarter of 2025, we executed 100% of the remaining authorized share repurchase amount and repurchased 5.1 million shares at an average price of US$4.16 per share for a total cost of US$21.3 million.
•
On February 24th 2026, our board of directors authorized a share repurchase program of up to 1-year and US$50.0 million of our Class A common shares.

Fourth Quarter 2025 Commercial Highlights:

New customers who initiated their operations with us, among others:

•
Atacado Vila Nova, Lofty Style, Luz da Lua, and TCL in Brazil;
•
Mercacentro in Colombia;
•
Pharmacy’s and Cruz Azul in Ecuador; and
•
Llantas Avante and T-fal in Mexico.

Existing customers expanding their operations with us by opening new online stores, among others:

•
EssilorLuxottica launched two new brands in Brazil, eÓtica and E-Lens, adding to its existing portfolio of stores;
•
Impresistem launched their B2B website in Colombia, adding to its B2C operation running on VTEX;
•
Mondelez launched a B2B operation in Brazil, expanding its VTEX footprint ranging from Latin America to Europe;
•
OBI expanded into Italy, adding to its operations in Germany and Austria; and
•
Whirlpool launched KitchenAid in Canada, building on its successful store launch in the US, while continuing our global relationship in over 20 countries.

Fourth Quarter 2025 Operational Highlights:

We innovate aligned with our guiding principles. We express our brand through the success of our customers. VTEX key operational highlights this quarter are:

•
Aço Cearense, one of Brazil’s largest steel industries, significantly scaled its B2B digital operations by launching its Assisted Sales project with VTEX. Facing the challenge of manual sales processes and internal resistance to digital channels, the company integrated its sales force directly into the ecommerce ecosystem through personalized, commissionable links. This strategic alignment transformed the digital platform from a parallel channel into a powerful tool that empowers consultants to drive results while maintaining their consultative relationship with clients. The results were immediate and impactful: in just 20 days, the company achieved a 304.5% increase in digital revenue and a 188.5% rise in order volume, moving over 219 tons of steel through the new channel. With a 101.7% growth in new customers and over 60% adoption by the sales team, Aço Cearense leveraged VTEX to establish a scalable foundation that harmonizes technology with human expertise to lead the construction civil market.
•
Americanas, one of Brazil’s largest retailers, partnered with Weni by VTEX to increase operational efficiency and elevate its digital customer service experience by reducing manual work and minimizing transfers to human agents. Through the implementation of an intelligent agent directly in the ecommerce webchat, Americanas automated critical support journeys while keeping interactions seamless and secure. A key innovation was the customization of the order support agent to provide comprehensive self-service around any customer order, including real-time status updates, pickup information, and other essential post-purchase details through direct integration with order and invoice APIs, significantly reducing the need for human intervention. Additionally, the use of cookie-based identification enabled the agent to recognize logged-in users and assist with order-related requests without repeatedly asking for personal information, ensuring both convenience and authentication. With Weni by VTEX, Americanas demonstrates how AI-driven service automation can scale support operations, improve customer experience, and unlock efficiency at enterprise retail scale.
•
Essity, the global leader in hygiene and health products, expanded its retail media strategy by leveraging VTEX Ads, delivering measurable growth in digital performance across multiple pharmacy channels. Essity structured campaigns that featured more than 25 active SKUs and deployed a test-and-learn approach across publishers, continually optimizing investment based on click-through rates, conversion, and return on ad spend. As a result, Essity achieved a 39% increase in average conversion rate, an average ROAS above 17x, and consistent month-over-month acceleration in sales driven by retail media performance, validating retail media as a strategic growth channel rather than a tactical add-on. Essity demonstrated the power of data-driven campaigns to elevate brand performance in digital retail environments.
•
Grupo DIFARE, one of Ecuador’s leading pharmaceutical retail groups, migrated both its Pharmacy’s and Cruz Azul’s ecommerce operations to the VTEX platform, as a key pillar of its digital and omnichannel strategy. Serving a broad customer base through an extensive physical store network, DIFARE required a flexible and centralized solution to elevate customer experience, strengthen loyalty, and seamlessly integrate digital and in-store journeys. The migration from a legacy platform to VTEX delivered improved performance, scalability, and faster time-to-market, while enabling capabilities such as robust payment options, location-based delivery strategies, click & collect, mobile app expansion, and centralized inventory and promotion management. Designed to support long-term growth and continuous innovation, the new platform enhances operational efficiency, improves customer satisfaction, and reinforces DIFARE’s leadership in Ecuador’s pharmacy and health retail market.
•
Luz da Lua, a premier Brazilian footwear and accessories brand with over 130 physical stores, successfully migrated its ecommerce operation to VTEX FastStore to overcome critical stability issues and performance bottlenecks. Faced with a legacy platform that compromised the checkout experience and demanded excessive manual oversight, the brand executed a complete migration in just 60 days to restore operational predictability and customer trust. By adopting VTEX’s high-performance storefront and stable integration architecture, Luz da Lua eliminated recurring transaction failures and regained the autonomy to focus on strategic growth rather than emergency fixes. The impact was immediate: within 20 days of going live, the brand recorded a 21% increase in revenue and a 43% growth in conversion rates without additional media investment. This transformation reinforces VTEX as the premier solution for retailers seeking to combine rapid implementation with enterprise-grade stability and scalable performance.
•
Manchester City, a leading English Premier League club with a global fan base, accelerated its digital fan strategy by launching the Stadium Tour store on VTEX, offering personalized fan experiences in a single, streamlined flow. Built on VTEX’s composable architecture, the solution reduces checkout steps, increases speed and reliability, and integrates content, bookings, and commerce end to end. Behind the scenes, it aligns previously separate teams, tours, retail, and hospitality, around one commerce foundation, enabling faster iteration and country-ready scalability. The result is a high-performance experience for a global fan base today and a robust platform for future phases across Manchester City’s broader digital ecosystem.
•
Mercacentro, a leading regional supermarket chain in Colombia, is accelerating its digital transformation by adopting VTEX to evolve into a true omnichannel and marketplace-driven retailer. With a dominant local presence and strong customer loyalty across more than 20 physical stores, Mercacentro chose VTEX to support its ambition to scale digital commerce as a strategic growth channel and extend its reach beyond its traditional geographic footprint. The new platform enables a unified omnichannel experience while introducing a marketplace model that expands assortment, onboards third-party sellers, and unlocks new business verticals without increasing inventory risk. By leveraging VTEX’s enterprise-grade, flexible architecture, they strengthened its ability to compete with national chains, reinforce its regional leadership, and build a scalable foundation for long-term growth, while showcasing VTEX’s strength in empowering regional market digital innovation leaders in grocery and retail.
•
Mondelez, one of the world’s largest snack companies, chose VTEX to modernize its B2B operations in Brazil following strong results across Latin America. The initiative supports a complex commercial model in which distributor sellers play different roles depending on customer profile, geography, and sales journey. Built on VTEX’s B2B and marketplace capabilities, the solution introduces advanced product segmentation, contextual pricing, centralized promotion governance, and a customized checkout experience designed to accommodate distributor-specific payment rules, all while still allowing customers to place consolidated orders with confidence. By enabling this level of flexibility and control within a single digital channel, Mondelez streamlined ordering for business customers, improved operational efficiency, and established a scalable foundation for long-term digital growth, reinforcing VTEX’s position as the platform of choice for pioneering, enterprise-grade B2B commerce.

Full-Year 2025 Operational and Financial Highlight

•
GMV reached US$20.5 billion in the full-year 2025, representing a YoY increase of 12.1% in USD and 12.9% on an FX neutral basis.
•
Number of customers totaled approximately 2,200 in 2025. The number of customers with ARR above US$250,000 increased to 158. While cohort count grew 1.9%, its revenue increased YoY 13.4% in USD and 14.5% on an FX neutral basis.
•
Number of active online stores totaled approximately 3,100 in 2025 across 44 countries. Active online stores with ARR above US$25,000 represented 89.4% of our subscription revenue and reached an average ARR per store of US$144,600, up 10.4% from US$131,000 the prior year.
•
Total revenues increased to US$240.5 million in 2025, from US$226.7 million in 2024, representing a YoY increase of 6.1% in USD and 7.6% on an FX neutral basis.
•
Subscription revenue represented 97.7% of total revenues and increased to US$234.9 million in 2025, from US$217.7 million in 2024, a YoY increase of 7.9% in USD and 9.5% on an FX neutral basis.
•
In 2025, our same-store-sales (“SSS”) were 6.2% in USD and 6.8% on a FX Neutral basis.
•
Subscription revenue from existing stores increased to US$194.1 million in 2025, with a net revenue retention rate (“NRR”) of 98.5% in USD and 99.5% on a FX Neutral basis.
•
Subscription revenue from new stores were US$24.7 million in 2025 compared to US$27.9 million in the fiscal year 2024.
•
In 2025, Brazil subscription revenues increased by 12.2%, Latin America excluding Brazil by 2.1%, and Global Markets2 by 19.2% on a YoY FX neutral basis. In 2025, Brazil, Latin America excluding Brazil, and Global Markets2 represented 57.7%, 31.2%, and 11.1% of our total revenue respectively, compared to 56.6%, 32.5%, and 10.9% respectively in 2024.
•
In 2025, R&D reached 544 employees, increasing 7.9% YoY, S&M reached 233, decreasing 31.5% YoY, G&A reached 238, decreasing 8.5% YoY, and under COGS we have our customer support and services teams, which represented 124 employees, decreasing 53.0% YoY.

2 Formerly reported as Rest of the World

Business Outlook

In 2026, VTEX remains focused on strengthening the growth levers that will propel us forward: global expansion, B2B, Retail Media, and AI. Disciplined execution and productivity gains already identified across Cost of Revenue, S&M, and G&A support continued improvement in profitability and enable increased R&D investments that drive our AI transformation and deepen our value with top-tier customers. While we navigate ongoing macro headwinds, we are encouraged by the quality and scale of our new customer additions, the competitive positioning of the VTEX platform among global enterprise customers, and the compelling market opportunity across our four key long-term growth initiatives.

In this context, and recognizing that Q1 is seasonally our lowest GMV quarter and faces the toughest year-over-year comparison, for the first quarter of 2026 we expect:

•
Subscription revenue to grow at a mid-single digit percentage rate on an FX-neutral year-over-year basis;
•
Gross profit to grow at a high-single digit percentage rate on an FX-neutral year-over-year basis;
•
Non-GAAP income from operations to be in the mid-teens percentage margin; and
•
Free cash flow to be in the high-teens percentage margin.

For the full year 2026, we are targeting:

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Subscription revenue to grow at a mid-to-high single digit percentage rate on an FX-neutral year-over-year basis;
•
Gross profit to grow at a high-single digit to low-teens percentage rate on an FX-neutral year-over-year basis;
•
Non-GAAP income from operations to be in the low-twenties percentage margin; and
•
Free cash flow to be in the low-twenties percentage margin.

Assuming FX rates remain broadly consistent with January 2026 averages, the FX-neutral growth guidance outlined above would translate into higher reported USD subscription revenue growth, adding approximately 8.4 percentage points in the first quarter and 4.5 percentage points for the full year 2026.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding “Forward-Looking Statements” below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three and twelve months ended December 31, 2025 and 2024.

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
GMV	6,320.3	5,392.9	20,458.1	18,247.5
GMV growth YoY FXN (1)	10.0%	10.9%	12.9%	16.2%
Subscription Revenue	66.7	59.4	234.9	217.7
Subscription Revenue growth YoY FXN (1)	5.4%	14.0%	9.5%	20.5%
Non-GAAP subscription gross profit (2)(4)	54.6	46.9	188.7	170.2
Non-GAAP subscription gross profit margin (3)(4)	81.8%	78.8%	80.3%	78.2%
Non-GAAP income from operations (4)	16.2	12.3	39.4	29.0
Non-GAAP net income (4)	13.9	11.2	37.6	32.0
Total number of employees	1,139	1,368	1,139	1,368

(1)
Calculated by using the average monthly exchange rates for the applicable months during 2024, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2025, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.
(2)
Corresponds to our subscription revenues minus our subscription costs.
(3)
Corresponds to our subscription gross profit divided by subscription revenues.
(4)
Reconciliation of Non-GAAP metrics can be found in the tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-800-715-9871 (Conference ID – 3544576 –) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“ARR” means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“Existing Stores Revenue” means revenue generated from online stores operated by customers that received their first invoice for the VTEX platform more than 18 months prior to the relevant measurement date.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“New Stores Revenue” means VTEX platform subscription revenue for each month generated from online stores that received their first invoice within the preceding 18 months.

“NRR” means net revenue retention, calculated on a monthly basis by dividing the subscription revenue from our platform during the current period by the subscription revenue in the same period of the previous year for the same base of online stores that were active in the same period of the previous year.

“SSS” means same-store sales calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online stores in the prior period.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding Non-GAAP financial metrics

For investor convenience, this document presents certain non-GAAP financial measures. We regularly assess other metrics that are not in accordance with U.S. generally accepted accounting principles (“GAAP”) and are defined as non-GAAP financial measures by the SEC. These measures help us evaluate our business, track performance, prepare financial forecasts, and make strategic decisions. The key metrics we consider include non-GAAP subscription gross profit, non-GAAP income from operations, non-GAAP net income, free cash flow, and FX Neutral measures.

These non-GAAP financial measures, which may differ from similarly titled non-GAAP measures used by other companies, provide supplemental insights into our operating performance. They exclude certain gains, losses, and non-cash charges that occur infrequently or that management considers unrelated to our core operations.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Subscription revenue	66.7	59.4	234.9	217.7
Subscription cost	(12.1)	(12.4)	(46.4)	(47.5)
Subscription gross profit	54.5	47.1	188.5	170.2
Share-based compensation	0.0	(0.2)	0.2	(0.0)
Non-GAAP subscription gross profit	54.6	46.9	188.7	170.2
Non-GAAP subscription gross margin	81.8%	78.8%	80.3%	78.2%

The following table presents a reconciliation of our Non-GAAP S&M expenses to S&M expenses for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Sales & Marketing expense	(17.7)	(17.5)	(68.6)	(68.6)
Share-based compensation expense	0.8	1.3	4.2	4.6
Amortization related to acquisitions	0.4	0.3	1.6	1.2
Earn out expenses related to acquisitions	—	0.3	0.3	0.4
Non-GAAP Sales & Marketing expense	(16.5)	(15.5)	(62.6)	(62.4)

The following table presents a reconciliation of our Non-GAAP R&D expenses to R&D expenses for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Research & Development expense	(16.9)	(13.4)	(63.9)	(55.4)
Share-based compensation expense	1.3	1.3	4.9	5.5
Amortization related to acquisitions	0.2	0.1	0.6	0.5
Earn out expenses related to acquisitions	—	0.2	0.2	0.3
Non-GAAP Research & Development expense	(15.5)	(11.8)	(58.2)	(49.1)

The following table presents a reconciliation of our Non-GAAP G&A expenses to G&A expenses for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
General & Administrative expense	(7.8)	(7.7)	(34.0)	(34.3)
Share-based compensation expense	2.2	1.7	8.9	8.1
Amortization related to acquisitions	0.0	0.0	0.0	0.0
Non-GAAP General & Administrative expense	(5.6)	(6.0)	(25.1)	(26.2)

The following table presents a reconciliation of our Non-GAAP income from operations to income from operations for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Income from operations	11.2	6.7	18.1	7.4
Share-based compensation expense	4.4	4.6	18.7	19.2
Amortization related to acquisitions	0.6	0.4	2.2	1.8
Earn out expenses related to acquisitions	—	0.5	0.5	0.6
Non-GAAP income from operations	16.2	12.3	39.4	29.0

The following table presents a reconciliation of our non-GAAP net income to our net income provided for the following periods:

	Three months ended December 31,		Year ended December 31,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Net income	9.8	6.8	20.0	15.8
Share-based compensation expense	4.4	4.6	18.7	19.2
Amortization related to acquisitions	0.6	0.4	2.2	1.8
Earn out expenses related to acquisitions	—	0.5	0.5	0.6
Net gain on equity investments	—	—	—	(1.6)
Income taxes related to non-GAAP adjustments	(0.8)	(1.1)	(3.7)	(3.8)
Non-GAAP net income	13.9	11.2	37.6	32.0

The following table presents a reconciliation of our free cash flow to net cash provided by operating activities for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Net cash provided by operating activities	11.3	12.5	33.4	26.0
Acquisitions of property and equipment	(0.2)	(0.4)	(1.0)	(2.1)
Free Cash Flow	11.1	12.1	32.3	23.9

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months ended December 31, 2025:

	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	4Q25	4Q24	% Change	4Q25	4Q24	% Change
Subscription revenue	66.7	59.4	12.2%	62.6	59.4	5.4%
Services revenue	1.3	2.1	(38.6)%	1.2	2.1	(41.2)%
Total revenue	68.0	61.5	10.5%	63.8	61.5	3.8%
Gross profit	54.0	45.9	17.7%	50.0	45.9	9.1%
Income from operations	11.2	6.7	66.7%	9.3	6.7	38.6%

The financial information in this press release has not been audited. Numbers have been calculated using whole amounts rather than rounded amounts. This might cause some figures not to total due to rounding.

About VTEX

VTEX (NYSE: VTEX) is the backbone for connected commerce that delivers more efficiency and less maintenance to organizations seeking to make smarter IT investments and modernize their tech stack. VTEX’s platform is designed to be the AI-native operating system for the commerce ecosystem, enabling enterprise brands and retailers to orchestrate their complex network of consumers, business partners, suppliers, and fulfillment providers in one place. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. VTEX helps global companies build, manage and deliver native and advanced B2B, B2C, and Marketplace commerce experiences, as well as Retail Media solutions, with competitive time-to-market and without complexity, so they can stay relevant for the modern, convenience-driven consumer.

Trusted by 2,200 global B2C and B2B customers, including Carrefour, Colgate, Sony, Stanley Black & Decker, and Whirlpool, VTEX supports 3,100 active online stores across 44 countries (FY ended December 31, 2025). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX

Consolidated statements of profit or loss

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended (unaudited)		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Subscription revenue	66,687	59,442	234,915	217,658
Services revenue	1,267	2,062	5,602	9,003
Total revenue	67,954	61,504	240,517	226,661
Subscription cost	(12,143)	(12,374)	(46,387)	(47,471)
Services cost	(1,814)	(3,268)	(7,794)	(12,234)
Total cost	(13,957)	(15,642)	(54,181)	(59,705)
Gross profit	53,997	45,862	186,336	166,956
Operating expenses
General and administrative	(7,798)	(7,722)	(33,996)	(34,284)
Sales and marketing	(17,655)	(17,459)	(68,644)	(68,598)
Research and development	(16,882)	(13,398)	(63,891)	(55,412)
Other losses	(439)	(552)	(1,697)	(1,276)
Income from operations	11,223	6,731	18,108	7,386
Other income, net	(359)	1,189	4,373	5,884
Income before income tax	10,864	7,920	22,481	13,270
Total income tax	(1,045)	(1,164)	(2,453)	2,540
Net income for the period	9,819	6,756	20,028	15,810
Less: net income (loss) attributable to non-controlling interest	12	19	18	(8)
Net income attributable to controlling shareholder	9,807	6,737	20,010	15,818
Earnings per share
Basic earnings per share	0.056	0.036	0.111	0.085
Diluted earnings per share	0.054	0.035	0.108	0.082

VTEX

Condensed balance sheets

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	15,744	18,673
Short-term investments	176,357	196,135
Trade receivables	61,601	52,519
Recoverable taxes	6,716	10,327
Deferred commissions	2,021	1,671
Prepaid expenses and other current assets	5,066	5,265
Total current assets	267,505	284,590

Non-current assets
Equity investments	9,649	9,649
Trade receivables	6,218	11,384
Deferred tax assets	11,765	13,968
Recoverable taxes	5,050	1,364
Deferred commissions	5,025	4,852
Prepaid expenses and other non-current assets	1,151	1,119
Right-of-use assets	2,751	3,220
Property and equipment, net	3,245	2,970
Intangible assets, net	7,949	6,822
Goodwill	26,324	22,168
Total non-current assets	79,127	77,516
Total assets	346,632	362,106

VTEX

Condensed balance sheets

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2025	December 31, 2024
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	36,216	36,003
Taxes payable	7,263	7,863
Lease liabilities	1,635	1,617
Deferred revenue	37,931	32,521
Accounts payable from acquisition of subsidiaries	—	29
Other current liabilities	4,918	1,989
Total current liabilities	87,963	80,022

Non-current liabilities
Accounts payable and accrued expenses	3,602	1,754
Taxes payable	161	160
Lease liabilities	1,249	1,695
Accounts payable from acquisition of subsidiaries	1,449	943
Deferred revenue	17,743	22,217
Deferred tax liabilities	589	808
Other non-current liabilities	317	361
Total non-current liabilities	25,110	27,938
EQUITY
Common stock: $0.0001 par value, 2,100,000,000 shares authorized. Class A: 92,576,749 and 103,947,244 issued; 92,576,749 and 103,874,660 outstanding. Class B: 80,416,730 and 80,866,730 issued and outstanding	17	18
Additional paid-in capital	321,976	365,933
Accumulated other comprehensive income (loss)	1,307	(2,023)
Accumulated losses	(89,804)	(109,814)
Equity attributable to VTEX’s shareholders	233,496	254,114
Non-controlling interests	63	32
Total shareholders’ equity	233,559	254,146
Total liabilities and equity	346,632	362,106

VTEX

Condensed statements of cash flows

In thousands of U.S. dollars, unless otherwise indicated

	Year ended
	December 31, 2025	December 31, 2024
Net income for the year	20,028	15,810
Adjustments for:
Depreciation and amortization	3,264	3,233
Deferred income tax	2,723	(3,954)
Loss on disposal of rights of use, property, equipment, and intangible assets	7	120
Expected credit losses from trade receivables	1,171	1,082
Share-based compensation	17,225	16,885
Gain on investments and other financial instruments, net	(14,817)	(15,493)
Others and foreign exchange, net	8,938	9,429
Change in operating assets and liabilities
Trade receivables	446	(21,680)
Recoverable taxes	52	(2,845)
Prepaid expenses and other assets	1,138	13
Accounts payable and accrued expenses	(1,633)	2,712
Operating leases	(1,700)	(1,981)
Taxes payable	(1,243)	1,021
Deferred revenue	(4,236)	20,792
Other liabilities	2,004	820
Net cash provided by operating activities	33,367	25,964
Cash flows from investing activities
Proceeds from disposal of joint venture	—	1,026
Purchase of marketable securities and equity investments	(204,381)	(133,671)
Sales and maturities of marketable securities and equity investments	233,024	120,915
Acquisition of subsidiaries net of cash acquired	(3,693)	(2,920)
Acquisitions of property and equipment	(1,039)	(2,069)
Derivative financial instruments	891	(3,987)
Net cash provided by (used in) investing activities	24,802	(20,706)
Cash flows from financing activities
Proceeds from the exercise of stock options	232	3,898
Net-settlement of share-based payment	(2,501)	(4,675)
Buyback of shares	(59,108)	(11,202)
Acquisition of subsidiary noncontrolling interest	(164)	—
Payment of loans and financing	(47)	(71)
Net cash used in financing activities	(61,588)	(12,050)
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,419)	(6,792)
Cash, cash equivalents and restricted cash, beginning of the year	18,673	28,035
Effect of exchange rate changes	490	(2,570)
Cash, cash equivalents and restricted cash, end of the year	15,744	18,673
Supplemental cash flow information:
Cash (paid) refunded for income taxes	104	(1,919)
Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	938	1,530
Unpaid amount related to business combinations	475	972
Unpaid amount related to intangible assets acquisitions	1,608	—
Transactions with non-controlling interests	12	16

Contact

Julia Vater Fernández

VP of Investor Relations

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 26, 2026

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer